  Exhibit 99.17

April 1, 2019

VIA EDGAR

United States Securities and Exchange Commission

Re:	First Mining Gold Corp. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company’s Form 40-F annual report for the year ended December 31, 2018 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2018.

I, Todd McCracken, P.Geo., of WSP Canada Inc., hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report:

“Technical Report and Resource Estimation Update, Goldlund Gold Project, Sioux Lookout, ON”, with an effective date of March 15, 2019 (the “Technical Report”).

and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Yours truly,

/s/ Todd McCracken, P.Geo.

Todd McCracken, P.Geo.
Manager – Mining
WSP Canada Inc.